

Mail Stop 3030

June 8, 2009

Via Facsimile and U.S. Mail

Mr. Brian A. Lutes
Chief Financial Officer
Sypris Solutions, Inc.
101 Bullitt Lane, Suite 450
Louisville, Kentucky 40222

      Re: Sypris Solutions, Inc.
             Form 10-K for the Year Ended December 31, 2008
                Filed March 31, 2009
             File No. 000-24020

Dear Mr. Lutes:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data, page 33

Notes to Consolidated Financial Statements, page 41

1.   We note on page 24 that you used a third-party actuary to determine the calculation of your pension assets and liabilities. We further note on page 47 that you determined the fair value of your long-lived assets based upon third-party appraisals. While in future filings, management may elect to take responsibility for valuing the above referenced assets and liabilities, please note that if you continue to refer to the work of the third party in a Form 10-K that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party. Refer to Compliance and Disclosure Interpretation 141.02, available at our website at <http://www.sec.gov/divisions/ corpfin/guidance/sasinterp.htm>.

Note 1. Organization and Significant Accounting Policies, page 41

-Goodwill, page 42

2.   We note your disclosures here and on pages 23 and 48 related to your accounting policy for goodwill. Please revise your future filings to disclose in more detail how and when you test goodwill for impairment under SFAS 142. Include a discussion of when you specifically perform your annual test of goodwill impairment and how you apply the two-step method. Please also provide more details relating to the facts and circumstances that led you to impair goodwill by $440,000 during the fourth quarter of 2008. Refer to the guidance in paragraph 47(a) of SFAS 142.

3.   In this regard, please also address the following in the Critical Accounting Policies section of MD&A in future filings:

   - Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

   - To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

Note 2. Dana Settlement Agreement, page 46

4.   We note your disclosures here, on page 2 of this filing, and page 49 of your 2007 Form 10-K that you entered into a settlement agreement with Dana Holding Corporation (Dana) during fiscal 2007. We further note that you initially recorded a $76.5 million current asset related to the fair value of this settlement agreement and that you also

initially recognized $20.7 million in income within your statement of operations during fiscal 2007 and deferred the remaining $55.8 million. Please tell us and revise this note in future filings to clearly explain how you initially accounted for and determined the fair value of the Dana settlement agreement. Within your discussion, please provide a more detailed discussion of the terms of the settlement agreement and how you accounted for each element of the agreement. Cite the accounting literature on which you relied and how you applied the accounting literature to your situation.

5.   Further to the above, we note that Dana issued 3,090,408, 114,536, 152,506, and 384,931 shares of common stock to you on February 11, 2008, April 21, 2008, July 30, 2008, and October 10, 2008, respectively, and that you valued each share at approximately $18.17 per share. Please tell us and revise your future filings to disclose how you determined that you should value each share of Dana' common stock at $18.17 per share considering Dana's common stock was trading on the New York Stock Exchange at $10.23, $10.12, $6.38, and $3.35 on February 11, 2008, April 21, 2008, July 30, 2008, and October 10, 2008, respectively.

6.   Finally, we note here and on page 49 that you recorded $66.8 million of other-than-temporary impairment during the fourth quarter of 2008 related to your investment in Dana's common stock. Please tell us and revise your future filings to disclose in more detail the facts and circumstances that led you to determine that your investment in Dana was other-than-temporarily impaired during the fourth quarter. Within your discussion, please explain how you determined that the fourth quarter of 2008 was the appropriate time period to recognize this impairment. Provide to us the results of your impairment analysis as of the end of each quarter during fiscal 2008.

Note 3. Restructuring, Impairments and Other Nonrecurring Charges, page 47

7.   We note your disclosures here and on pages 27 – 28 related to your restructuring plan that was announced during the fourth quarter of 2008. Please revise your MD&A in future filings to include the disclosure of the items identified in SAB Topic 5.P.4.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant